UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

KAR Auction Services, Inc.
ADESA Inc.

File Nos. 333-113499, 333-148847, 001-32198, and 001-34568

CF#37296

KAR Auction Services, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on February 21, 2019. KAR Auction Services, Inc., on its own behalf and on behalf of ADESA, Inc., its wholly-owned subsidiary, also submitted an application under Rule 406 and Rule 24b-2 requesting an extension of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by KAR Auction Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.24	S-1	333-113499	May 26, 2004	January 28, 2022
10.6	10-Q	1-32198	August 6, 2004	January 28, 2022
10.34	10-Q	1-32198	November 9, 2005	January 28, 2022
10.37	10-Q	1-32198	May 10, 2006	January 28, 2022
10.6	10-Q	1-32198	November 8, 2006	January 28, 2022
10.24	10-K	1-32198	February 28, 2007	January 28, 2022
10.30	10-K	1-32198	February 28, 2007	January 28, 2022
10.32	S-4	333-148847	January 25, 2008	January 28, 2022
10.35	S-4	333-148847	January 25, 2008	January 28, 2022
10.36	S-4	333-148847	January 25, 2008	January 28, 2022

File No. 333-113499, 333-148847, 001-32198, and 001-34568
KAR Auction Services, Inc., ADESA, Inc.

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.59	10-K	333-148847	March 11, 2009	January 28, 2022
10.35	10-K	1-34568	February 25, 2010	January 28, 2022
10.20	10-Q	1-34568	August 9, 2011	January 28, 2022
10.22	10-Q	1-34568	August 9, 2011	January 28, 2022
10.20c	10-K	1-34568	February 28, 2012	January 28, 2022
10.38	10-Q	1-34568	May 8, 2012	January 28, 2022
10.39	10-Q	1-34568	May 8, 2012	January 28, 2022
10.20d	10-Q	1-34568	August 7, 2012	January 28, 2022
10.21b	10-Q	1-34568	November 7, 2012	January 28, 2022
10.19c	10-Q	1-34568	May 2, 2013	January 28, 2022
10.18	10-Q	1-34568	August 6, 2013	January 28, 2022
10.19	10-Q	1-34568	August 6, 2013	January 28, 2022
10.18b	10-K	1-34568	February 19, 2014	January 28, 2022
10.19b	10-K	1-34568	February 19, 2014	January 28, 2022
10.13d	10-K	1-34568	February 18, 2015	January 28, 2022
10.13	10-Q	1-34568	August 4, 2015	January 28, 2022
10.14	10-Q	1-34568	August 4, 2015	January 28, 2022
10.15b	10-Q	1-34568	May 4, 2016	January 28, 2022
10.15	10-K	1-34568	February 24, 2017	January 28, 2022
10.16	10-K	1-34568	February 24, 2017	January 28, 2022
10.15	10-K	1-34568	February 21, 2019	January 28, 2022
10.16c	10-K	1-34568	February 21, 2019	January 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary